Filed by AmSurg Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

[The following is an email sent to employees of AmSurg Corp. and Envision Healthcare Holdings, Inc. on October 13, 2016.]

FROM:	William A. Sanger & Christopher A. Holden
SUBJECT:	Envision2017 Executive Update: Spotlight Video Series

As our progress on the merger continues, we would like to take the opportunity to have team members across both organizations get to know some of the key leaders of the future-state company and profile the core lines of business at AMSURG and Envision Healthcare. To this end, we have created a series of videos that will be sent out over the coming weeks.

In our first installment of the video series, we share a bit about our background, why we believe our proposed merger will be a success and convey the opportunity we believe it will provide our team members.

Thank you for taking the time to get to know us – and in future videos – our leadership team and businesses.

William A. Sanger	Chris Holden

If you have questions regarding the merger, please email EnvisionQuestions@evhc.net.

All merger updates can be found at www.evhc.net/merger.

[The following is a transcript of a video sent with the above email to employees of AmSurg Corp. and Envision Healthcare Holdings, Inc. on October 13, 2016.]

Questions & Answers

With Bill Sanger & Chris Holden

[Chris]: Putting together these two great companies, Envision & AMSURG, really positions us to be part of the solution for healthcare.

[Bill]: All of our support functions are aimed at one aspect of delivery, and that is supporting the clinicians who support the patients.

[Chris]: Hi, I’m Chris Holden, CEO of AMSURG.

[Bill]: My name is Bill Sanger, I’m Chairman and CEO of Envision Healthcare.

WHAT IS YOUR BACKGROUND IN HEALTHCARE?

[Bill]: This’ll be my fourth decade that I enter into the healthcare arena, and it is clearly something that is a passion. You know, I started off running hospitals, and I developed a strong passion, particularly for clinicians.

[Chris]: I’ve really been working in hospitals in some form of administration since I was nineteen years old. It’s been well over 30 years of trying to understand this and put my skills to work.

IN WORKING TOGETHER, WHAT HAVE YOU LEARNED ABOUT EACH OTHER AS LEADERS?

[Chris]: Bill and I both have long track records in healthcare; we’ve come across each other throughout our careers and have really just gotten to know each other closely in the last year. He’s a person like me, who wants to do the right thing, you know, really looks at the organizations from the greater good.

[Bill]: There are attributes that I saw in Chris early on in our relationship: high integrity, an individual that really had a compassion for caring, which is so important, particularly in a healthcare environment. He understood the notion of leadership. He knows that leadership is about first leading yourself, second leading an individual and thirdly leading the company.

WHY IS THIS MERGER A GOOD FIT FOR BOTH ORGANIZATIONS?

[Bill]: We knew that the environment was changing, we had a large void in the surgery anesthesia side of the business, we had a void in the post-acute ambulatory surgery side of the business and it was a natural fit for it to come together. We took two organizations that saw the world in a similar fashion and also had a mission and a vision that was almost identical. And being able to bring together this scale of services combined with a mission and vision and a philosophy of care, it was really these ingredients that brought us together.

[Chris]: We both share a vision to really become that most trusted ally to physicians, health systems, hospitals and payers, we think that this combination really positions us to grow and succeed for where healthcare is headed tomorrow.

HOW WILL THIS MERGER IMPACT THE TEAM MEMBERS AND PARTNERS OF ENVISION HEALTHCARE AND AMSURG?

[Bill]: That may be the most important question, frankly, that is asked. If we are not supporting, in a very effective way, the care delivery through the clinician by support people, then that essentially becomes a system that breaks down.

[Chris]: We have a very diversified portfolio of different service lines, so you’re not necessarily bound in terms of your growth and opportunities, to one specific service in the organization. And you also have the ability to see so many different things here that you might not otherwise in a less diversified organization.

[Bill]: One thing we can never lose sight of is, if you’re not delivering care to a patient, then your job is to support that clinician who is delivering care to that patient. That philosophy permeates both of these organizations, and it’s one that I think will continue in the future.

No Offer or Solicitation / Additional Information and Where to Find It

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision and AMSURG or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders for consideration. AMSURG has caused its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-212885) that constitutes a preliminary prospectus of New Amethyst and a preliminary joint proxy statement of Envision and AMSURG and will also constitute a prospectus of New Amethyst. These materials are not yet final and will be amended. After such time that the Registration Statement has been declared effective by the SEC, Envision and AMSURG will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This press release is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the preliminary joint proxy statement/prospectus and any other relevant documents that are filed with the SEC when they become available because they contain important information about the proposed business combination and related matters. Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in The Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Envision and shareholders of AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of stockholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary joint proxy statement/prospectus, and more complete information will be available in the definitive joint proxy statement/final prospectus.

Forward-Looking Statements

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.